Exhibit 99.2

Sunworks Reports Second Quarter 2020 Results

Company Reports Improved Cash Balance and Gross Margin;

Announces Merger Agreement and Executive Management Changes;

Regains Compliance with Nasdaq Minimum Bid Price Requirements

ROSEVILLE, Calif. August 10, 2020 - Sunworks, Inc. (Nasdaq: SUNW) (“Sunworks”), a provider of solar power solutions for agriculture, commercial and industrial (ACI), public works and residential markets, today announced financial results for the second quarter and first half of the year through June 30, 2020.

Combination with The Peck Company Holdings

As announced today in a separate press release and in a filing on Form 8-K with the Securities and Exchange Commission, Sunworks and The Peck Company Holdings (“Peck”) today announced that Sunworks and Peck have entered into a definitive agreement under which Peck will acquire Sunworks in an all-stock transaction pursuant to which each share of Sunworks common stock will be exchanged for 0.185171 shares of Peck common stock (subject to certain adjustments). Assuming no adjustments, Sunworks’ stockholders would receive an aggregate of approximately 3,079,207 shares of Peck common stock, representing approximately 36.54% of Peck common stock outstanding after the merger. The combination of the two companies creates a national leader with a coast-to-coast presence poised to capitalize on significant cost synergies. The management teams of both companies will host a joint conference call today, August 10, 2020 at 5:30 p.m. ET. The joint conference call can be accessed on Sunworks’ investor relations website at http://ir.sunworksusa.com or by dialing (785) 424-1743. Further details about the proposed combination will be contained in Forms 8-K to be filed by each company today with the Securities and Exchange Commission.

Second Quarter 2020 Highlights:

●	Cash balance at June 30, 2020 was $8.2 million versus $5.9 million at March 31, 2020. The increase in the cash balance for the second quarter of 2020 is the result of strong cash collection on accounts receivable and the receipt of a $2.8 million Paycheck Protection Program (PPP) Loan in April of 2020. This was offset by a reduction in accounts payable and other cash used in operations.

●	Gross margin in the second quarter improved to 17.1% or $1.7 million on revenue of $9.7 million compared to the first quarter gross margin of 7.7% or $1.0 million on $12.4 million of revenue.

●	Selling, marketing, general and administrative expenses declined in the second quarter by $0.4 million, or 11.0% from first quarter 2020, to $2.9 million.

●

Operating loss was ($1.3) million versus operating loss of ($6.5) million in the first quarter of 2020. Net loss for the quarter ended June 30, 2020 was ($1.5) million, or ($0.09) per basic and diluted share, compared to a net loss of ($6.7) million, or ($0.60) per basic and diluted share in the first quarter of 2020.

●	Total backlog of projects as of June 30, 2020 was $36.1 million compared to $41.8 million as of March 31, 2020.

Chuck Cargile, Sunworks’ Chief Executive Officer said, “Our second quarter 2020 results reflect our effort to manage operations while dealing with the impact COVID-19 has had on Sunworks’ employees, customers, partners, and other stakeholders. We are proud of our team’s ability to continue driving revenue and gross margin improvements, while reducing our operating expenses in this difficult business environment. Additionally, our ability to maximize our cash position was augmented by the PPP loan which provided a welcome increase in our overall cash balance. Since we were able to leverage the PPP loan to successfully maintain a level of headcount required for effective field operations, we anticipate the majority of the $2.8 million will be forgiven. As we head into the third quarter of 2020, we are focused on sustaining our cash balance and increasing our backlog by winning new projects, while continuing to minimize our overhead costs.”

“We have seen marked improvement in the operating environment subsequent to the end of the second quarter, although operational limitations and challenges as a result of COVID persist,” Cargile added. “Since the end of the quarter, we have been awarded a follow-on public works project totaling $3 million, a follow-on project of almost $2 million with one of our large agriculture customers, and an increase of residential sales in both Northern and Southern California. We are encouraged by these developments and will continue to prudently navigate through the challenges of the current environment as we work to advance the recently announced business combination with The Peck Company.”

Second Quarter Financial Summary

Total revenue for the quarter ended June 30, 2020 was $9.7 million compared to $18.7 million in the same period last year. Second quarter 2020 revenue was negatively impacted by less installation activity in ACI and residential markets, due to challenges caused by COVID-19.

Gross margin for the second quarter of 2020 was 17.1% compared to 19.5% for the second quarter of 2019. Despite the low revenue level, gross margins were positively impacted by the successful completion of jobs on time and under budget and our ongoing focus on field execution, resulting in improved efficiencies in ACI projects.

Operating expenses of $3.0 million for the second quarter of 2020 decreased from $3.5 million in the second quarter of 2019 and were at the lowest total since 2015.

Net loss for the quarter ended June 30, 2020 was ($1.5) million, or ($0.09) per basic and diluted share, compared to net loss of ($0.1) million or ($0.02) per basic and diluted share in the second quarter of 2019.

Executive Management Changes

In addition, Sunworks is announcing that Charles (“Chuck”) F. Cargile will be stepping down as Chief Executive Officer on August 21, 2020 after more than three years with the company. To ensure a smooth and seamless transition, Mr. Cargile will continue to serve as Chairman of the Board.

With this move, Sunworks has appointed Steven Chan to serve as Interim Chief Executive Officer, effective August 10, 2020. Mr. Chan is an experienced public company executive with extensive solar industry experience, most recently having served as CEO of Sungrow USA. Prior to this, Mr. Chan served in executive leadership positions with Andalay Solar Energy, NRG Energy, GCL Solar and Suntech Power Holdings.

Sunworks has also appointed Krista Mendoza as Chief Operating Officer, effective August 10, 2020. Ms. Mendoza has served as Director of Corporate Operations at Sunworks since May of 2019.

Mr. Cargile added, “On behalf of the Board of Directors, I am pleased to welcome Steven to the Sunworks team. His vast experience in the renewable energy sector will be critical in helping position Sunworks for growth, while also focusing on enhancing shareholder value. I am confident that Steven and Krista are the right leaders for Sunworks, and I look forward to working with both of them going forward.”

Compliance with NASDAQ Bid Requirements

Sunworks also announced that it received a letter on August 5, 2020 from the NASDAQ Listing Qualifications Staff notifying the Company that it has regained compliance with NASDAQ’s minimum bid price requirements for continued listing on the Nasdaq Capital Market.

About Sunworks, Inc.

Sunworks, Inc. (NASDAQ:SUNW) is a premier provider of high performance solar power systems. Sunworks is committed to quality business practices that exceed industry standards and uphold its ideals of ethics and safety. Sunworks continues to grow its presence, expanding nationally with regional and local offices. The Company strives to consistently deliver high quality, performance-oriented solutions for customers in a wide range of industries including agricultural, commercial and industrial, state and federal, public works, and residential. Sunworks’ diverse, seasoned workforce includes veterans who bring a sense of pride, discipline, and professionalism to their interaction with customers. All Sunworks’ employees uphold its guiding principles each day. Sunworks is a member of the Solar Energy Industries Association (SEIA) and is a proud advocate for the advancement of solar power. For more information, visit www.sunworksusa.com

Safe Harbor Statement

Matters discussed in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this press release, the words “anticipate,” “believe,” “estimate,” “will,” “may,” “intend,” “expect” and similar expressions identify such forward-looking statements. Forward-looking statements include all statements other than statements of historical fact contained in this press release, including statements regarding the Company’s future sales, revenue, gross profit, gross margin, operating expenses, operating income, net income, cash balance and cash from operating activities, potential forgiveness of the PPP loan and potential cost synergies related to the Peck transaction. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based largely on the expectations of the Company and are subject to a number of risks and uncertainties. These risks include, but are not limited to, risks and uncertainties associated with: the impact of economic, competitive, regulatory, environmental and other factors affecting the Company and its operations, markets and products; the impact of COVID-19 and the related federal, state and local restrictions on the Company’s operations and workforce, the impact of such restrictions on our customers, and the impact on the Company’s supply chain and availability of shipping and distribution; the prospects for sales, lower revenues, failure to earn profit, higher costs than expected, potential operating losses, ownership dilution, potential disruption from the integration with Peck, inability to repay debt, and the inability to complete projects within anticipated timeframes and costs; the impact of tariffs imposed by governmental bodies; the impact of national and local economies generally; the Company’s ability to access governmental assisted financing; and other factors detailed in reports filed by the Company. You should also review the risks described in “Risk Factors” in Part I, Item 1A of Sunworks, Inc.’s Annual Report on Form 10-K and in the other reports and documents Sunworks files with the Securities and Exchange Commission from time to time.

Any forward-looking statement made by us in this press release is based only on information currently available to us and reflects only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

No Offer or Solicitation

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed transaction with Peck or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Additional Information and Where to Find It

In connection with the proposed transaction with Peck, Peck will file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include a joint proxy statement of Peck and Sunworks and a prospectus of Peck (the “Joint Proxy Statement”), and each of Peck and Sunworks may file with the SEC other relevant documents concerning the proposed transaction. The definitive Joint Proxy Statement will be mailed to stockholders of Peck and Sunworks. Stockholders and investors are urged to read the Registration Statement and the Joint Proxy Statement regarding the proposed transaction carefully and in their entirety when they become available and any other relevant documents filed with the SEC by Peck and Sunworks, as well as any amendments or supplements to those documents, because they will contain important information about Peck, Sunworks, and the proposed transaction.

Free copies of the Joint Proxy Statement, as well as other filings containing information about Peck and Sunworks, may be obtained at the SEC’s website, www.sec.gov, when they are filed. Stockholders and investors will also be able to obtain these documents, when they are filed, free of charge, by directing a request to The Peck Company Holdings, Inc., 4050 Williston Road, #511 South Burlington, Vermont 05403, Attention: Corporate Secretary, or by calling (802) 658-3378, or to Sunworks, Inc., 1030 Winding Creek Road, Suite 100, Roseville CA 95678, Attention: Corporate Secretary, or by calling (916) 409-6900, or by accessing Peck’s website at www.peckcompany.com under the “Company – Investors” tab or by accessing the Sunworks’ website at www.sunworksusa.com under the “Investor Relations” tab.

Participants in the Solicitation

Sunworks, and its respective directors, and certain of its executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Sunworks in connection with the proposed transaction. Information about Sunworks’ directors and executive officers is available in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on July 8, 2020. Information regarding all of the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement regarding the proposed transaction and other relevant materials to be filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

Investor Relations Contact:

Rob Fink

FNK IR

646.809.4048

rob@fnkir.com

SUNWORKS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2020 AND DECEMBER 31, 2019

(in thousands, except share and per share data)

	June 30, 2020	December 31, 2019
	(Unaudited)
Assets
Current Assets
Cash and cash equivalents	$7,838	$3,154
Restricted cash	348	385
Accounts receivable, net	3,795	7,606
Inventory	1,668	2,970
Contract assets	4,273	4,864
Other current assets	607	275
Total Current Assets	18,529	19,254
Property and equipment, net	372	511
Operating lease right-of-use asset	1,174	1,505
Deposits	58	69
Goodwill	5,464	9,464
Total Assets	$25,597	$30,803

Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable and accrued liabilities	$6,989	$11,221
Contract liabilities	3,070	4,616
Customer deposits	739	753
Operating lease liability, current portion	855	864
Loan payable, current portion	30	88
Promissory note payable, net	2,164	-
Acquisition convertible promissory note	-	252
Total Current Liabilities	13,847	17,794

Long-Term Liabilities:
Operating lease liability	319	641
Paycheck Protection Program loan payable	2,847	-
Promissory note payable, net	-	3,484
Warranty liability	491	441
Total Long-Term Liabilities	3,657	4,566
Total Liabilities	17,504	22,360

Commitments and contingencies

Shareholders’ Equity:
Preferred stock Series B, $0.001 par value, 5,000,000 authorized shares; no shares issued and outstanding	-	-
Common stock, $0.001 par value; 200,000,000 authorized shares; 16,628,992 and 6,805,697 shares issued and outstanding, at June 30, 2020 and December 31, 2019, respectively	17	7
Additional paid-in capital	88,979	81,132
Accumulated deficit	(80,903)	(72,696)
Total Shareholders’ Equity	8,093	8,443

Total Liabilities and Shareholders’ Equity	$25,597	$30,803

SUNWORKS, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020 AND 2019

(in thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019

Revenue	$9,670	$18,655	$22,031	$27,923

Cost of Goods Sold	8,013	15,026	19,418	24,939

Gross Profit	1,657	3,629	2,613	2,984

Operating Expense
Selling and marketing	518	604	1,175	1,386
General and administrative	2,365	2,692	4,974	5,376
Goodwill impairment	-	-	4,000	-
Stock-based compensation	23	110	121	234
Depreciation and amortization	83	91	164	182

Total Operating Expense	2,989	3,497	10,434	7,178

Operating (Loss)/Income	(1,332)	132	(7,821)	(4,194)

Other (Expense) Income
Other income, net	10	23	10	23
Interest expense	(137)	(232)	(396)	(441)

Total Other Expense	(127)	(209)	(386)	(418)

Loss before Income Taxes	(1,459)	(77)	(8,207)	(4,612)

Income Tax Expense	-	-	-	-

Net Loss	$(1,459)	$(77)	$(8,207)	$(4,612)

LOSS PER SHARE:
Basic	$(0.09)	$(0.02)	$(0.59)	$(1.22)
Diluted	$(0.09)	$(0.02)	$(0.59)	$(1.22)

WEIGHTED-AVERAGE COMMON SHARES OUTSTANDING
Basic	16,628,992	3,825,477	13,896,447	3,779,921
Diluted	16,628,992	3,825,477	13,896,447	3,779,921